# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GD Culture Group Ltd, CIK 0001641398
CUSIP: 19200A204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, SUITE #1203, JERSEY CITY, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,042,069; shared voting power 0; sole dispositive power 3,042,069; shared dispositive power 0; aggregate amount beneficially owned 3,042,069 (5% of the class)
  Comment: Percentage of class is based on a total of 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

## Item 1. Issuer
Name of issuer: GD Culture Group Ltd
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, SUITE #1203, JERSEY CITY, NEW JERSEY, 07310

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3042069
Percent of class: 5.0
Sole power to vote or to direct the vote: 3042069
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3042069
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (05/22/2026)